SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 1)

NOAH EDUCATION HOLDINGS LTD.

(Name of Issuer)

Ordinary Shares, with par value US$0.00005 per share**

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

G65415 104 (Ordinary Shares)

65487R303 (American Depositary Shares)

(CUSIP Number)

IPES Director (Guernsey) Limited

Baring Asia II Holdings (22) Limited

1 Royal Plaza, Royal Avenue, St Peter Port

Guernsey GY1 2HL

(Facsimile) (44) 1481 715219

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) (852) 2843-9372

Akiko Mikumo

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

(852) 3476-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the listing on The New York Stock Exchange of American Depositary Shares, each representing one ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON Baring Asia II Holdings (22) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,364,669[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,364,669[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,669 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	All such shares are directly owned by Baring Asia II Holdings (22) Limited.
[2]	Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of April 2, 2014.

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund II, L.P. 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,364,669
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,364,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,669 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of April 2, 2014.

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund II, L.P. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,364,669
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,364,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,669 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of April 2, 2014.

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON Baring Asia Fund II (GP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,364,669
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,364,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,669 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of April 2, 2014.

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON Baring Asia Fund Managers II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,364,669
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,364,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,669 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of April 2, 2014.

SCHEDULE 13D

CUSIP No. G65415 104/ 5487R303

1	NAME OF REPORTING PERSON Maximus GP Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,364,669
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,364,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,669 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	Percentage calculated based on 36,763,991 Ordinary Shares issued and outstanding as of April 2, 2014.

This Amendment No. 1 (this “Amendment”) is filed to amend and supplement the Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission on April 2, 2014 (the “Schedule 13D”), with respect to Noah Education Holdings Ltd. (the “Company”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

On June 9, 2014, the Rollover Shareholders and Parent entered into Amendment No. 1 to the Support Agreement (“Amendment No. 1 to the Support Agreement”), pursuant to which the number of Ordinary Shares owned by Jointly Gold Technologies Limited, Global Wise Technologies Limited and Sunshine Nation Limited that will be canceled at the closing of the Merger in exchange for a corresponding number of newly issued ordinary shares of Parent (the “Rollover Shares”) were reduced by 5,000, 3,600, and 100,000 respectively. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1 to the Support Agreement, a copy of which is filed as Exhibit 7.15, and is incorporated herein by reference in its entirety.

Due to the reduction in the number of Rollover Shares described above, the Reporting Persons anticipate that approximately $34.3 million will be expended by MSPEA Fund IV and/or its affiliates in (i) acquiring 11,938,425 Publicly Held Shares, (ii) acquiring 100,000 Ordinary Shares held by Sunshine Nation Limited, and (iii) paying for the outstanding options, restricted shares and restricted share units to purchase the Ordinary Shares. Therefore, on June 9, 2014, MSPEA Fund IV and Parent entered into Amendment No. 1 to the Equity Commitment Letter (“Amendment No. 1 to the Equity Commitment Letter”), pursuant to which MSPEA Fund IV increased its equity commitment from $34 million to $35 million. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1 to the Equity Commitment Letter, a copy of which is filed as Exhibit 7.16, and is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

In connection with the reduction in the number of Rollover Shares described in Item 3 above, on June 9, 2014, Parent, Merger Sub and the Company entered into Amendment No. 1 to the Agreement and Plan of Merger (“Amendment No. 1 to the Merger Agreement”), pursuant to which conforming changes were made with respect to the definitions of Rollover Shares and Excluded Shares in the Merger Agreement. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1 to the Merger Agreement, a copy of which is filed as Exhibit 7.17, and is incorporated herein by reference in its entirety.

Item 3 of this Amendment is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Items 3, 4 and 7 of this Amendment are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 7.15	Amendment No. 1 to the Support Agreement, by and among the Rollover Shareholders and Parent, dated as of June 9, 2014.

Exhibit 7.16	Amendment No. 1 to the Equity Commitment Letter, by and between Parent and MSPEA Fund IV, dated as of June 9, 2014.

Exhibit 7.17	Amendment No. 1 to the Agreement and Plan of Merger, among Parent, Merger Sub and the Company, dated as of June 9, 2014.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2014

Baring Asia II Holdings (22) Limited

By:	/s/ P.H. Touzeau
Name:	P.H. Touzeau
Title:	Director

The Baring Asia Private Equity Fund II, L.P. 1 By: Baring Asia Fund II (GP) LP acting as its general partner By: Baring Asia Fund Managers II Limited acting as its general partner

By:	/s/ P.H. Touzeau
Name:	P.H. Touzeau
Title:	Director

The Baring Asia Private Equity Fund II, L.P. 2 By: Baring Asia Fund II (GP) LP acting as its general partner By: Baring Asia Fund Managers II Limited acting as its general partner

By:	/s/ P.H. Touzeau
Name:	P.H. Touzeau
Title:	Director

Baring Asia Fund II (GP) LP By: Baring Asia Fund Managers II Limited acting as its general partner

By:	/s/ P.H. Touzeau
Name:	P.H Touzeau
Title:	Director

Baring Asia Fund Managers II Limited

By:	/s/ P.H. Touzeau
Name:	P.H Touzeau
Title:	Director

Maximus GP Holdings Limited By: Maximus Group Holdings Limited acting as its director

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director